SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX
+1 212 839 8615 JKEAN@SIDLEY.COM
AMERICA ● ASIA PACIFIC ● EUROPE

April 6, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco, Division of Investment Management

Re:	Popular Income Plus Fund, Inc.

(1933 Act File No. 333-259162 / 1940 Act File No. 811-23696)

Dear Mr. Bellacicco:

On behalf of the Popular Income Plus Fund, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you (the “Staff”) on March 16, 2022 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2022 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

GENERAL

1.	Comment: Please confirm supplementally that a legal opinion will be filed as an exhibit to an amendment to the registration statement (the “Amendment”) prior to effectiveness.

Response: The Fund confirms supplementally that a legal opinion has been filed as an exhibit to the Amendment filed on the date hereof.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

STATEMENT OF ADDITIONAL INFORMATION

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE SAI-29)

2.

Comment: In the Other Compensation column of the underwriter compensation table setting forth the information required by Item 25(b) of Form N-1A, please add the footnote listing the services for which such “other compensation” was paid as required by the Instruction to such Item.

Response: The requested footnote has been added.

FINANCIAL STATEMENTS (PAGE SAI-40)

3.

Comment: The Staff notes that the disclosure states as follows: “A copy of Total Return Fund’s Annual Report for the fiscal year ended March 31, 2021 and its Semi-Annual Report (when available) . . . A copy of each of High Grade Fund’s and Income Plus Fund’s Annual Report for the fiscal year ended June 30, 2021, and their respective Semi-Annual Reports for the Six-Month Period ended December 31, 2021 (when available) . . .” Please consider removing the “(when available)” parentheticals as the referenced Semi-Annual Reports have already filed.

Response: The referenced parentheticals have been deleted.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

2